April 3, 2026

Darren Smith
Group Chief Financial Officer
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051
Australia

       Re: Telix Pharmaceuticals Limited
           Form 20-F for Fiscal Year Ended December 31, 2025
           File No. 001-42128
Dear Darren Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2025
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Alternative Performance Measures, page 161

1. We note that you present Adjusted EBITDAR, a non-IFRS measure, that adjusts for costs associated with research and development costs and revenue from contracts with customers. Please tell us how you considered the guidance in Item 10(e) of
       Regulation S-K and Question 100.01 of the Non-GAAP Corporation Finance Interpretations in presenting this non-IFRS measure and explain why these adjustments
       are appropriate.
 April 3, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Tara Harkins at 202-551-3639 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences